Delphi Financial Group, Inc. 1105 North Market Street, Suite 1230 P.O. Box 8985 Wilmington, Delaware 19899

VIA EDGAR SYSTEM
August 24, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549
Re:	Delphi Financial Group, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 8, 2010
File No. 1-11462
Dear Mr. Rosenberg:
This letter will respond to the comments contained in your letter dated August 10, 2010 regarding Delphi Financial Group, Inc.’s (the “Company”) July 14, 2010 response to your comment letter of June 17, 2010. For your convenience, the comment texts are set forth below, followed by the related Company response.
2009 Form 10-K
Note B — Investments, page 69
Comment:
1.	We note your proposed revised disclosure in response to our comment five regarding the determination of the credit loss component recognized in earnings. Regarding your proposed disclosure related to corporate securities, please revise your proposed disclosure to include the following:
•	The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 24, 2010

•	Whether, and if so, how much and why you adjusted prices you obtained from your pricing service; and

•	The procedures you performed to validate the prices you obtained.
Response:
The paragraph relating to corporate securities contained within the disclosures that the Company will include in future filings regarding its determinations of the amounts of the credit losses with respect to securities it judges to be other than temporarily impaired, as were contained in the Company’s July 14, 2010 letter and in its report on Form 10-Q for the quarter ended June 30, 2010, will be expanded to address these items. To illustrate this expanded disclosure, following is the text of such paragraph, as it would have appeared in Note B to the consolidated financial statements contained in such Form 10-Q (with the additional text highlighted):
In the case of corporate securities as to which a decline in fair value is determined to be other than temporary, the key input utilized to establish the amount of credit loss arising from the impairment of the security is the market price for such security. For each such security, the Company obtains such market price from a single independent nationally recognized pricing service. The Company has not in any instance adjusted the market price so obtained; however, management reviews these prices for reasonableness, taking into account both security-specific factors and its knowledge and understanding of the pricing methodologies used by the service. The credit loss is determined to be equal to the excess of the Company’s amortized cost over the market price for such security, as measured at the time of the impairment; as such, the entire amount of the market depreciation in the security’s value is deemed to be reflective of credit loss.
Definitive Proxy Statement on Schedule 14A filed April 8, 2010
Comment:
2.	We note your responses to our prior comments nine and ten. For each of your Cash Compensation and Share-Based Compensation please provide a more detailed discussion of each of the factors considered by the committee as part of their, “subjective and qualitative evaluations of the Company’s 2009 overall financial performance, investment performance and operational performance” and explain how the Committee determined the “executives’ contributions to this performance” for use in deciding the amount of both cash and share-based compensation.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 24, 2010

Response:
As an illustration of the nature of the expanded disclosure that the Company would include in future discussions of this type, as to both cash and share-based compensation decisions which are discretionary in nature, the disclosure contained in the Company’s response to comment nine contained in its July 14, 2010 letter has been supplemented as indicated below (with the additional text highlighted):
These bonus structures were designed to give Messrs. Rosenkranz, Sherman and Schoeninger opportunities to earn awards based on the accomplishment of objectives believed to be of substantial benefit to the Company, while also permitting the Compensation Committee to exercise discretion in adjusting the amounts of these awards to those it determines will appropriately compensate these officers in a manner that maximizes the tax deductibility by the Company of such awards under Section 162(m) of the Code. See “Tax Considerations” at page 18 below. For 2009, due to the Company’s favorable operating and investment performance discussed above, each of the goals for Messrs. Rosenkranz and Sherman was achieved. The Compensation Committee then applied negative discretion, applying the evaluative factors discussed in the preceding section, to establish their 2009 cash bonus amounts at levels considered to be appropriate in taking into account the general evaluative factors discussed above. Such amount, in Mr. Rosenkranz’s case, was equal to approximately 180% of his 2009 base salary and in Mr. Sherman’s case, was equal to approximately 126% of his 2009 base salary. In the Compensation Committee’s exercise of negative discretion in establishing these amounts, the most significant element consisted of its subjective and qualitative evaluations of the Company’s 2009 overall financial performance, investment performance and operational performance and these executives’ contributions to this performance, and the amounts were set at levels that the committee believed would appropriately reward them for this performance and their contributions. The Committee’s evaluations took into account the extensive and ongoing involvement of Messrs. Rosenkranz and Sherman, individually and collectively, in formulating the financial, investment and operational strategies of the Company and of its insurance subsidiaries, entailing, among other things, decision-making relating to the management and deployment of capital, the allocation of the Company’s investment portfolio among various asset classes and the identification of specific investment opportunities, and insurance business focus, marketing, pricing and underwriting strategies, as well as ongoing roles in guiding and overseeing the implementation of these strategies. As such, the outcomes of these evaluations are typically aligned to a significant extent with the Committee’s evaluation of the elements of the Company’s performance for the year under review, whether favorable or unfavorable. For 2009, the key factors considered in the Committee’s evaluations

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 24, 2010

relating to Messrs. Rosenkranz and Sherman were the significant improvements for the year in the levels of the Company’s operating earnings and net investment income, the substantial decrease in the level of unrealized losses in the Company’s investment portfolio and increase in the Company’s diluted book value per share achieved over the course of the year and its successful completion of two equity offerings, as well as the favorable underwriting performance of its insurance subsidiaries achieved in challenging market conditions and the significant improvement in statutory capital position of these subsidaries achieved during the year. In ~~doing so~~ establishing their bonus amounts, the Committee did not utilize any formal weighting of these factors or otherwise apply any quantitative formula, other than, in Mr. Sherman’s case, the establishment of his bonus at the targeted level, as discussed above, equal to 70% of that of Mr. Rosenkranz.
* * *
As noted in the Company’s previous letter, the disclosures to be made in future filings with the Commission, as described above, would, as with all disclosures in such filings, be subject to future re-evaluation according to considerations of relevance and materiality, based upon factual or other developments relating to the Company and the matters addressed by such disclosures which may occur over time, as well as changes in applicable disclosure rules and, to the extent that such disclosures involve accounting-related matters, changes in the applicable accounting rules.
In addition, the Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (267) 256-3684 with any further questions regarding these matters. Thank you for your time and attention.

Very truly yours,
/s/ THOMAS W. BURGHART
Thomas W. Burghart
Senior Vice President and Treasurer

cc: Chad Coulter